Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 22, 2020

Re:	First High-School Education Group Co., Ltd.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, First High-School Education Group Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) in the United States and elsewhere. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2017 and 2018 and for each of the two years ended December 31, 2017 and 2018. As an emerging growth company, the Company has omitted the selected financial information for the years before 2017. The Company has also omitted the unaudited financial information for the interim period of 2019 which it reasonably believes will not be required at the time of its contemplated initial public offering in accordance with the Commission’s Compliance and Disclosure Interpretations relating to the Fixing America’s Surface Transportation (FAST) Act dated August 17, 2017.

The Company respectfully advises the Commission that it is submitting a representation letter as filed as Exhibit 99.3 to the Draft Registration Statement, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F to comply with the 15-month requirement instead of the 12-month requirement for its financial statements. The Company intends to include its audited financial statements for the fiscal year ended December 31, 2019 when they become available in subsequent filings with the Commission.

The Company respectfully advises the Commission that it has included in the Draft Registration Statement the audited consolidated financial statements as of and for the two years ended December 31, 2017 and 2018 for Long-Spring Education (HK) Limited (“Long-Spring HK”), a Hong Kong company. The transfer of ownership of Long-Spring HK to the Company, was not completed until October 2019, after the date of the latest balance sheet presented in the Draft Registration Statement. The transfer of ownership in Long-Spring HK to the Company will be accounted for as a reverse capitalization of Long-Spring HK. For reporting periods subsequent to the completion of the equity transfer, the consolidated financial statements for the Draft Registration Statement will be presented on a consolidated basis to include the results of Long-Spring HK using its historical amounts. The Company’s consolidated financial position and results of operations as of and for years ended December 31, 2017 and 2018 will be substantially identical to those of Long-Spring HK presented in this Draft Registration Statement. The Company intends to include in its subsequent draft registration statements the audited consolidated financial statement for the years ended December 31, 2017, 2018 and 2019 for the Company to reflect the change in the reporting entity retrospectively.

January 22, 2020

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen LLP, Oliver Xu, by telephone at 86-25-8691-2701, or by email at oliver.xu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang Dan Ouyang

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Enclosures

cc:

Shaowei Zhang, Chairman of the Board of Directors and Chief Executive Officer, First High-School Education Group Co., Ltd.

Lidong Zhu, Director and Chief Financial Officer, First High-School Education Group Co., Ltd.

Oliver Xu, Partner, KPMG Huazhen LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland &Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP